August 26, 2025

Owen Hughes
Chief Executive Officer
XOMA Royalty Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608

       Re: LAVA Therapeutics N.V.
           Schedule TO-T Filed August 15, 2025
           File No. 005-92425
Dear Owen Hughes:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-T Filed August 15, 2025
General

1. We note on page 4 that the events which trigger a contractual right to receive the contingent payments specified in the CVR Agreement include, among other things,
          75% of the net proceeds . . ., if any, from any Disposition of CVR products occurring
       following the Closing . . .    (emphasis added). Please revise to
explain the meaning of
          CVR products,    such that LAVA shareholders can readily identify the
related
       LAVA products and the scope of potential payments from the CVR.
2. Please disclose the information required by Item 1008(a) and (b) of Regulation M-A for Purchaser and each person specified in General Instruction C to Schedule TO.
3. We note that the principal business of Purchaser, as described on page A-1, is solely to consummate the Offer and effect the Post-Offer Reorganization pursuant to the
       Purchase Agreement, and to perform its obligations under the CVR
Agreement
       following the Post-Offer Reorganization.    However, the disclosure
offered in
       response to Item 3 of Schedule TO states that the primary business of
Purchaser is    as
 August 26, 2025
Page 2

       a biotech royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and
       pre-commercial therapeutic drug candidates.    Please revise to address
this apparent
       discrepancy. See Item 1003(b) of Regulation M-A.
4.     It appears that Schedule A to the Offer to Purchase does not include any of the
       Purchaser   s directors. Please revise to provide the information
specified by Item
       1003(c) of Regulation M-A for each of Purchaser   s directors, or
otherwise advise. See
       General Instruction C to Schedule TO.
5. In determining the filing fee in Exhibit 107 to the Schedule TO, we note that you have calculated the transaction value only based on the Base Price Per Share ($1.16 per
       Share). Given that the Offer Consideration includes non-cash consideration (i.e., the
       CVR), please recalculate the filing fee based on the market value of the Shares, or otherwise advise. See paragraphs (a)(4) and (d) of Rule 0-11.
Summary of the Purchase Agreement and Certain Other Agreements, page 45

6.     On page 58, we note that the Support Agreements were signed by
certain of LAVA   s
       directors and executive officers.    Please revise to specify which of
LAVA   s directors
       and executive officers signed the Support Agreement. See Item 5 of Schedule TO and
       Item 1005(b) of Regulation M-A.
Conditions of the Offer, page 59

7. We note that the Minimum Tender Condition will be reduced from at least one Share more than 80% of the number of Shares that are issued and outstanding as of the
       expiration of the Offer to 75%    under specified conditions.    Please
specify the
       circumstances that would result in the Minimum Tender Condition being reduced from 80% to 75%.
8.     We note that the list of Offer conditions includes that    the Purchase
Agreement shall
       have been validly terminated in accordance with its terms.    Based on
Annex I of the
       Purchase Agreement, it appears that you meant to say that the Purchase Agreement shall not have been validly terminated. Please revise, or otherwise advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions